Mail Stop 4561

December 18, 2007

Eric Zachs
President
BBV Vietnam S.E.A. Acquisition Corp.
40 Woodland Street
Hartford, CT 06105

        Re: **BBV Vietnam S.E.A. Acquisition Corp.**
                   Amendment No. 1 to Registration Statement on Form S-1
                   Filed November 28, 2007
                   File No. 333-146829

Dear Mr. Zachs:

We have reviewed your amended registration statement and have the following comments.

Form S-1

Cover

1.   We note your response to comment 4 of our November 15, 2007 comment letter. To conform to the requirements of Rule 421(d), please remove the reference to the "Co-bookrunners" from the outside front cover page. We will not object if this information is provided on the outside back cover page of the prospectus.

Prospectus Summary, page 1

2.   We note your response to comment 5 of our November 15, 2007 comment letter. To conform with the requirements of Rule 421(b)(3), please remove the entire bullet point list of definitions from the top of page 1.

Exhibits

3.   Please file Exhibit 5.1 with your next amendment.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 983-3115
       Kenneth R. Koch, Esq.
       Jeffrey Schultz, Esq.
       Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
       Telephone: (212) 935-3000